Product Supplement No. PS-2	Filed Pursuant to Rule 424(b)(2)
(To the general prospectus supplement	Registration No. 333-132911
and prospectus, each dated March 31, 2006)

Merrill Lynch & Co., Inc.

Preferred Stock and Depositary Shares

We may offer from time to time one or more series of preferred stock. At our option, instead of offering full shares of any series of preferred stock, we may offer depositary shares evidenced by depositary receipts, each representing a fraction of a share of the particular series of preferred stock issued and deposited with a depositary. The preferred stock and depositary shares described herein will be referred to from time to time as the “offered securities.”

This document supplements our prospectus and our general prospectus supplement, each of which is part of our shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, and each of which is dated March 31, 2006. When we offer securities, we will provide you with one or more additional prospectus supplements (each of which may be called a pricing supplement, term sheet or prospectus supplement) which will describe the more specific terms of that issue of securities. Our prospectus, together with the general prospectus supplement, this product supplement and the pricing supplement which relates to a specific issue of securities, will together constitute the prospectus pursuant to which we will offer those securities to you. You should read the full prospectus relating to an offering of securities before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this product supplement or the accompanying prospectus or general prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this product supplement is April 21, 2008.

References in this product supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc.

References in this product supplement to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Our prospectus, together with the general prospectus supplement, this product supplement and the pricing supplement which relates to a specific issue of offered securities will be referred to herein, collectively, as the “prospectus.” You should rely only on the information contained or incorporated by reference in the prospectus. Neither we nor MLPF&S has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor MLPF&S is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in the prospectus is accurate only as of the date on the front cover of the applicable pricing supplement.

RISK FACTORS

The following is a list of certain of the risks involved in investing in the Offered Preferred Stock. You should also carefully consider any risks in the related pricing supplement, the “Risk Factors” section in our Annual Report on Form 10-K, as well as other information included or incorporated by reference into the this product supplement, the accompanying general prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto before making an investment decision.

Dividends on the Offered Preferred Stock are non-cumulative

Dividends on the Offered Preferred Stock are non-cumulative. Consequently, if our board of directors or a duly authorized committee of the board of directors does not authorize and declare a dividend for any Dividend Period, holders of the Offered Preferred Stock would not be entitled to receive any such dividend, and such unpaid dividend will cease to accumulate and be payable. We will have no obligation to pay dividends accumulated for a Dividend Period after the dividend payment date for such period if our board of directors or a duly authorized committee of the board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent Dividend Period with respect to the Offered Preferred Stock.

Investors should not expect us to redeem the Offered Preferred Stock on the date it first becomes redeemable or on any particular date after it becomes redeemable

The Offered Preferred Stock is a perpetual equity security. The Offered Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors. By its terms, the Offered Preferred Stock may be redeemed by us at our option either in whole or in part as provided in the applicable pricing supplement.

The Offered Preferred Stock is equity and is subordinate to our existing and future indebtedness

The Offered Preferred Stock are equity interests in ML&Co. and do not constitute indebtedness. As such, the Offered Preferred Stock will rank junior to all our indebtedness and other non-equity claims with respect to assets available to satisfy claims on ML&Co., including in a liquidation of ML&Co. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Offered Preferred Stock (1) dividends are payable only as and if declared by our board of directors or a duly authorized committee of the board of directors and (2) as a Delaware corporation, we are subject to restrictions on our ability to make payments of dividends or to redeem the Offered Preferred Stock. Further, ML&Co. has issued and outstanding securities, such as debt securities, Income Capital Obligation Notes® (“ICONs”) and perpetual Trust Originated Preferred SecuritiesSM (“TOPrS”), under which we may defer interest or dividend payments, as applicable, from time to time, but in such case we would not be permitted to pay dividends on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, including the Offered Preferred Stock, during the deferral period.

We are a holding company and our ability to pay dividends on the Offered Preferred Stock will depend on distributions from our subsidiaries

The dividends on the Offered Preferred Stock will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any dividends in respect of the Offered Preferred Stock. Because we are a holding company whose primary assets consist of shares of stock or other equity interests in or amounts due from subsidiaries, almost all of our income is derived from those subsidiaries. Accordingly, we will be dependent on dividends and other distributions or loans from our subsidiaries for funds with which to make dividend payments on the Offered Preferred Stock. Due to regulations relating to capital requirements affecting certain of our more significant subsidiaries, the ability of certain subsidiaries to pay dividends and other distributions and make loans to us is restricted. Additionally, as an equity holder, our ability to participate in any distribution of assets of any subsidiary is subordinate to the claims of creditors of the subsidiary, except to the extent that any claims we may have as a creditor of the subsidiary are judicially recognized. If these sources are not adequate, we may be unable to make dividend payments in respect of the Offered Preferred Stock.

Holders of the Offered Preferred Stock will have limited voting rights

Holders of the Offered Preferred Stock have no voting rights with respect to matters that generally require the approval of voting stockholders, except as required by law and except when dividends payable on the Offered Preferred Stock have not been declared for a certain number of Dividend Periods, as described below under “Description of the Offered Preferred Stock—Voting Rights”.

An active trading market may not develop for the Offered Preferred Stock

The Offered Preferred Stock is a new issue of securities. There is no active public trading market for the Offered Preferred Stock. We intend to apply for listing of the Offered Preferred Stock on the New York Stock Exchange. However, a market may not develop for the Offered Preferred Stock, and there can be no assurance as to the liquidity of any market that may develop for the Offered Preferred Stock. The underwriters are not obligated to make a market in the Offered Preferred Stock and may discontinue market making activities at any time. If an active, liquid market does not develop for the Offered Preferred Stock, the market price and liquidity of the Offered Preferred Stock may adversely be affected.

General market conditions and unpredictable factors could adversely affect market prices for the Offered Preferred Stock

There can be no assurance about the market prices for the Offered Preferred Stock. Several factors, many of which are beyond our control, may influence the market value of the Offered Preferred Stock, including:

•	our creditworthiness;

•	interest rates;

•	the level of activity in, and the general condition of, the United States and international capital markets, and developments affecting financial institutions generally;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets.

Accordingly, the Offered Preferred Stock that an investor purchases, whether in this offering or in the secondary market, may trade at a price lower than that at which it was purchased.

DESCRIPTION OF THE OFFERED PREFERRED STOCK

The following description sets forth certain terms of any preferred stock which ML&Co. may issue to which this product supplement No. PS-2 relates. Such preferred stock is referred to in this product supplement No. PS-2 as the “Offered Preferred Stock.” Additional terms of any series of Offered Preferred Stock will be described in the applicable pricing supplement relating to such preferred stock. Information included in this product supplement supersedes information in the accompanying general prospectus supplement and prospectus to the extent that it is different from that information. If the terms described in the applicable pricing supplement are inconsistent with those described herein or in the accompanying general prospectus supplement and prospectus, the terms described in the applicable pricing supplement will control. The description set forth below and in the prospectus, the general prospectus supplement, any other prospectus supplement and any pricing supplement is not complete, and is subject to, and qualified in its entirety by reference to, ML&Co.’s restated certificate of incorporation, as amended, which is filed as an exhibit to the registration statement of which this product supplement is a part, and the certificate of designations relating to each particular series of the preferred stock, which will be filed with the Securities and Exchange Commission at or before the issuance of the series of preferred stock.

General

We may from time to time, without notice to or the consent of holders of any series of Offered Preferred Stock, issue additional shares of such series. The holders of Offered Preferred Stock will have no preemptive rights. The Offered Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable.

The Offered Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of ML&Co., and will not be subject to any sinking fund or other obligation of ML&Co. to repurchase the Offered Preferred Stock.

Dividends

Dividends on shares of the Offered Preferred Stock will not be mandatory. Unless otherwise specified in the applicable pricing supplement, holders of shares of Offered Preferred Stock will be entitled to receive, if and when declared by our board of directors or a duly authorized committee of the board of directors, out of our assets that are legally available under Delaware law for payment, non-cumulative cash dividends, payable quarterly in arrears, at the fixed or floating rate indicated in the applicable pricing supplement. Dividends on the Offered Preferred Stock will not be cumulative. Accordingly, if for any reason our board of directors, or a duly authorized committee of the board of directors, does not declare a dividend on the Offered Preferred Stock for an applicable Dividend Period, we will not pay a dividend for that Dividend Period on the dividend payment date or at any future time, whether or not dividends on the Offered Preferred Stock are declared for any future Dividend Period. Except for the initial dividend period from and including the issue date to but excluding the first dividend payment date, the term “Dividend Period” with respect to a series of Offered Preferred Stock means the period from and including each dividend payment date to but excluding the next succeeding dividend payment date for such Offered Preferred Stock.

If the Offered Preferred Stock is redeemed in accordance with it terms, dividends will cease to accrue after the redemption date on shares of the Offered Preferred Stock unless we default in the payment of the redemption price of the shares called for redemption.

If declared, we will pay dividends on the Offered Preferred Stock quarterly, in arrears, on the dividend payment dates indicated in the applicable pricing supplement. We will pay dividends to holders of record as they appear on our stock books on each record date. Our board of directors, or a duly authorized committee of the board of directors, will determine the record date, but it will be no more than 30 days and no less than 10 days preceding the applicable payment date. See “Description of the Depositary Shares—Dividends and Other Distributions” about the deferral of distribution of amounts that are fractions of one cent ($0.01).

In connection with the issuance of debt securities, TOPrS and the ICONs, ML&Co. has agreed, among other things, that if full distributions on debt securities, TOPrS or the ICONs have not been paid or set apart for payment or if ML&Co. is in default of their related guarantee obligations, ML&Co., with certain exceptions, will not declare or pay dividends, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to any of its capital stock, including the Offered Preferred Stock.

“New York business day” means any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed. “London business day” means any day other than a Saturday or Sunday on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

Floating Rate Dividends: Unless we specify otherwise in the applicable pricing supplement, we will determine dividends on floating rate Offered Preferred Stock by reference to three-month U.S. dollar LIBOR. Three-month U.S. dollar LIBOR, with respect to a Dividend Period, means the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three month period, commencing on the related interest reset date, that appears on the Reuters Page LIBOR01 as of 11:00 a.m., London time, on the second London business day (as defined below) immediately preceding the first day of such Dividend Period. “Reuters Page LIBOR01” means the display designated as “LIBOR01” on Reuters 3000 Xtra Service (or such other page as may replace “LIBOR01” on such service or any successor service) for the purpose of displaying the London interbank offered rates of major banks for U.S. Dollars.

If we cannot determine the three-month U.S. dollar LIBOR with respect to an applicable Dividend Period as described above, we will select four major banks in the London interbank market. We will request that the principal London offices of those four selected banks provide their offered quotations to prime banks in the London interbank market at approximately 11:00 a.m., London time, on the second London business day immediately preceding the first day of such Dividend Period. These quotations will be for deposits in U.S. dollars for a three-month period. Offered quotations must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time.

If two or more quotations are provided, three-month U.S. dollar LIBOR for the Dividend Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided, we will select three major banks in New York City and will then determine three-month U.S. dollar LIBOR for the Dividend Period as the arithmetic mean of rates quoted by those three major banks in New York City to leading European banks at approximately 3:00 p.m., New York City time, on the second London business day immediately preceding the first day of such Dividend Period. The rates quoted will be for loans in U.S. dollars, for a three-month period. Rates quoted must be based on a principal amount equal to an amount that is representative of a single transaction in U.S. dollars in the market at the time. If fewer than three New York City banks selected by us are quoting rates, three-month U.S. dollar LIBOR for the applicable period will be the same as for the immediately preceding Dividend Period.

If any date on which dividends on floating rate Offered Preferred Stock would otherwise be payable is not a New York business day (as defined below) and London business day, then the dividend payment date will be the next succeeding day that is a New York business day and London business day unless such day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding day that is a New York business day and London business day.

We will calculate dividends on floating rate Offered Preferred Stock on the basis of a 360-day year and the actual number of days elapsed in each Dividend Period. Accordingly, the amount of dividends payable per share for each Dividend Period for the Offered Preferred Stock shall (if and when declared) equal the product of (i) the applicable dividend rate, (ii) the liquidation preference of such share of Offered Preferred Stock and (iii) a fraction (A) the numerator of which will be the actual number of days elapsed in such Dividend Period, and (B) the denominator of which will be 360.

Fixed Rate Dividends: We will pay dividends on fixed rate Offered Preferred Stock at the fixed rate set forth in the applicable pricing supplement. We will calculate dividends payable on fixed rate Offered Preferred Stock for any period shorter than a full Dividend Period (if and when declared) on the basis of 30-day months, a 360-day year and the actual number of days elapsed in any period of less than one month. We will calculate dividends payable on fixed rate Offered Preferred Stock for each full dividend period (if and when declared) by dividing the per annum dividend rate by four.

If any dividend payment date on which dividends in respect of fixed rate Offered Preferred Stock would otherwise be payable falls on a day that is not a New York business day, then we will make the related dividend payment on the next succeeding day that is a New York business day and no interest or additional dividends will accrue in respect of the delay.

Ranking

The Offered Preferred Stock will, on the date of original issuance, rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of ML&Co. with each of:

•	our Floating Rate Non-Cumulative Preferred Stock, Series 1;

•	our Floating Rate Non-Cumulative Preferred Stock, Series 2;

•	our 6.375% Non-Cumulative Preferred Stock, Series 3;

•	our Floating Rate Non-Cumulative Preferred Stock, Series 4;

•	our Floating Rate Non-Cumulative Preferred Stock, Series 5;

•	our 6.70% Non-Cumulative Perpetual Preferred Stock, Series 6;

•	our 6.25% Non-Cumulative Perpetual Preferred Stock, Series 7; and

•	our 9.00% Non-Voting Mandatory Convertible Non-Cumulative Preferred Stock, Series 1.

The Offered Preferred Stock, together with each other series of preferred stock, will rank junior to all of our indebtedness and will rank senior to our common stock and any other stock that we expressly make junior to such series of preferred stock as to the payment of dividends and distribution of assets upon our dissolution, liquidation or winding up. We may from time to time, without notice to or consent from the holders of the Offered Preferred Stock or the depositary shares, if any, representing such Offered Preferred Stock, create and issue additional shares of preferred stock ranking on an equal basis to the Offered Preferred Stock as to dividends and upon dissolution, liquidation or winding up.

We may not, at any time, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our common stock or any other of our stock ranking as to dividends or distribution of assets junior to the Offered Preferred Stock, unless we have declared, paid or set aside for payment full dividends on all outstanding shares of the Offered Preferred Stock for the immediately preceding Dividend Period (except for (x) dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock or other of our capital stock ranking junior to the Offered Preferred Stock as to dividends and distribution of assets upon our dissolution, liquidation or winding up, (y) conversions of or exchanges for our capital stock ranking junior to the Offered Preferred Stock as to dividends and distribution of assets upon our dissolution, liquidation or winding up and (z) purchases by us or our affiliates in connection with transactions effected by or for the account of our customers or customers of any of our subsidiaries or in connection with the distribution or trading of such capital stock).

We may not declare or pay dividends for any Dividend Period on, make distributions with respect to, or redeem, purchase or acquire (except for purchases by us or our affiliates in connection with transactions effected by or for the account of our customers or customers of any of our subsidiaries or in connection with the distribution or trading of such stock), or make a liquidation payment with respect to, any of our preferred stock or any other of our stock ranking as to dividends or distribution of assets equal with the Offered Preferred Stock, unless for such Dividend Period, we have declared, paid or set aside for payment full or pro rata dividends on all outstanding shares of Offered Preferred Stock and any of our other preferred stock and any of our other stock ranking as to dividends or distribution of assets equal with the Offered Preferred Stock (whether cumulative or noncumulative) (but without regard to, for any pro rata dividends, accumulation of unpaid dividends for prior Dividend Periods in the case of any non-cumulative preferred stock).

We may not declare or pay dividends on, or set dividends aside for payment on, any shares of Offered Preferred Stock if at the time of such declaration, payment or setting aside for payment any arrears exists in any obligation we have to pay dividends on any outstanding class or series of our stock ranking senior to the Offered Preferred Stock as to the payment of dividends or distribution of assets.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of the Offered Preferred Stock are entitled to receive out of our assets available for distribution to stockholders a liquidating distribution equal to the liquidation preference for the Offered Preferred Stock specified in the applicable pricing supplement plus declared and unpaid dividends, without accumulation of any undeclared dividends. We are required to make this liquidating distribution before any distribution of assets is made to holders of our common stock or of any other shares of our stock ranking as to such a distribution junior to the shares of the Offered Preferred Stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our assets, or the proceeds from such assets, are insufficient to pay in full the aforementioned liquidating distribution and liquidating payments on shares of our preferred stock ranking equally as to payment upon dissolution, liquidation or winding up, then our assets, or proceeds from such assets, will be distributed among the shares of the Offered Preferred Stock and any such other shares of our preferred stock on a pro rata basis in accordance with the respective amounts which would be payable on such shares of the Offered Preferred Stock and such other shares of preferred stock if all amounts payable thereon were paid in full.

After payment of such a liquidating distribution, the holders of shares of the Offered Preferred Stock will not be entitled to any further participation in any distribution of our assets.

Neither the sale, lease or exchange (for cash, shares of stock, securities or other consideration) of all or substantially all of our property and assets, nor our consolidation or merger with one or more corporations will be deemed to be our voluntary or involuntary liquidation, dissolution or winding up.

Because we are a holding company, our rights and the rights of our creditors and shareholders, including the holders of shares of the Offered Preferred Stock, to participate in the assets of any of our subsidiaries upon such subsidiary’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors, except to the extent that we are a creditor with recognized claims against the subsidiary. We refer to this as structural subordination.

Redemption

Unless otherwise provided in the applicable pricing supplement, the Offered Preferred Stock is not redeemable prior to the date specified in the applicable pricing supplement. On and after that date, we will have the option of redeeming the Offered Preferred Stock, in whole at any time or in part from time to time, at a redemption price equal to the liquidation preference of the Offered Preferred Stock, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Offered Preferred Stock will have no right to require the redemption of the Offered Preferred Stock.

If we redeem the shares of the Offered Preferred Stock, we will give notice of redemption by first class mail, mailed no less than 30 nor more than 60 days prior to the date we determine for redemption, to the holders of record of the Offered Preferred Stock to be redeemed. Each notice of redemption will include a statement setting forth: (i) the redemption date, (ii) the number of shares of the Offered Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder, (iii) the redemption price and (iv) the place or places where holders may surrender certificates evidencing shares of the Offered Preferred Stock for payment of the redemption price.

If we redeem or purchase the Offered Preferred Stock, we intend to do so only to the extent that during the 180 days prior to the date of that redemption or purchase we have received proceeds from the sale to third party purchasers, other than a subsidiary of ML&Co., of securities that are as or more equity-like than the Offered Preferred Stock at the time of such redemption or purchase.

The Offered Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions.

Terms Dependent on Regulatory Changes

We will be allowed to make certain changes to the terms of the Offered Preferred Stock if we:

•

by election or otherwise are subject to any law, rule, regulation or guidance (together, “regulations”) relating to our capital adequacy and such regulations (x) provide for a type or level of capital characterized as “Tier 1” in, or pursuant to regulations of any governmental agency, authority or body having regulatory jurisdiction over us and implementing, the capital standards published by the Basel Committee on Banking Supervision, the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, or any other United States national governmental agency, authority or body, or (y) provide for a type or level of capital that in our judgment (after consultation with counsel of recognized standing) is substantially equivalent to such “Tier 1” capital (such capital described in either (x) or (y) is referred to below as “Tier 1 Capital”); and

•

we affirmatively elect to qualify the Offered Preferred Stock for such Tier 1 Capital treatment without any sublimit or other quantitative restriction on the inclusion of the Offered Preferred Stock in Tier 1 Capital (other than any limitation requiring that common equity or a specified form of common equity constitute the dominant form of Tier 1 Capital) under such regulations.

Upon our making such an affirmative election, the terms of the Offered Preferred Stock will automatically be amended to reflect the following modifications (without any action or consent by the holders of the Offered Preferred Stock or any other vote of our stockholders):

•

if and to the extent such modification is a Required Unrestricted Tier 1 Provision (as defined below), our right to redeem the Offered Preferred Stock on or after the earliest redemption date specified in the applicable pricing supplement will be restricted (such restrictions may include but are not limited to any requirement that we receive prior approval for such redemption from any applicable regulator or that such redemption be prohibited);

•

if and to the extent such modification is a Required Unrestricted Tier 1 Provision, our right to make distributions with respect to, or redeem, purchase or acquire or make payments on, securities junior to the Offered Preferred Stock (upon a non-payment of dividends on the Offered Preferred Stock) will become subject to additional restrictions pursuant to the terms of the Offered Preferred Stock; and

•

if and to the extent such modification is a Required Unrestricted Tier 1 Provision, any other new provisions or terms will be added to the Offered Preferred Stock, or existing terms will be modified; provided, however, that no such provision or term will be added, and no such modification will be made pursuant to the terms of this third sub-section, if it would alter or change the rights, powers or preferences of the shares of the Offered Preferred Stock so as to affect the shares of the Offered Preferred Stock adversely.

As used above, the term “Required Unrestricted Tier 1 Provision” means a term which is, in the written opinion of counsel of recognized standing and delivered to us, required for us to treat the Offered Preferred Stock as Tier 1 Capital without any sublimit or other quantitative restriction on the inclusion of the Offered Preferred Stock in Tier 1 Capital (other than any limitation requiring that common equity or a specified form of common equity constitute the dominant form of Tier 1 Capital) pursuant to the applicable regulations. We will provide notice to holders of any Offered Preferred Stock of any such changes in the terms of the Offered Preferred Stock made pursuant to the terms of this paragraph on or about the date of effectiveness of any such modification. We will maintain a copy of the relevant regulations at our principal offices and will provide these regulations to holders upon request.

The certificate of designations relating to any series of Offered Preferred Stock will provide that, for the avoidance of doubt, “amend”, “modify”, “change” and words of similar effect in the provision described in this section mean that the Offered Preferred Stock shall have such additional or different rights, powers and preferences, and such qualifications, limitations and restrictions as we may establish as described above, subject to the limitations noted above.

Voting Rights

Except as provided below, the holders of the Offered Preferred Stock will have no voting rights.

Whenever dividends payable on the Offered Preferred Stock have not been declared or paid for a number of Dividend Periods, whether or not consecutive, which in the aggregate is equivalent to six Dividend Periods (a “Nonpayment”), the holders of outstanding shares of the Offered Preferred Stock, voting as a class with holders of shares of all other series of preferred stock ranking equal with the Offered Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (to the extent such other series of preferred stock are entitled to vote pursuant to the terms thereof), will be entitled to vote for the election of two additional directors on the terms set forth below. These voting rights with respect to the Offered Preferred Stock will continue until all dividends on the shares of Offered Preferred Stock are paid in full for at least four Dividend Periods following the Nonpayment. Upon payment in full of these dividends, the voting rights will terminate except as expressly provided by law. These voting rights are subject to re-vesting in the event of each and every subsequent Nonpayment. In the event that the holders of shares of the Offered Preferred Stock are entitled to vote as described in this paragraph, our board of directors will be increased by two directors, and the holders of the Offered Preferred Stock will have the right as members of that class, as outlined above, to elect two directors at the next annual meeting of stockholders.

Upon termination of the right of the holders of the Offered Preferred Stock to vote for directors as discussed in the preceding paragraph, the term of office of all directors then in office elected by only those holders will terminate immediately. Whenever the term of office of the directors elected by those holders ends and the related special voting rights expire, the number of directors will automatically be decreased to the number of directors as would otherwise prevail.

So long as any shares of Offered Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Offered Preferred Stock outstanding at the time, voting as a class with all other series of preferred stock ranking equal with the Offered Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable, given in person or by proxy, either in writing or at a meeting:

•

authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking senior to the Offered Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up; or

•

amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of our restated certificate of incorporation or the certificate of designation of any series of the Offered Preferred Stock so as to adversely affect any right, preference, privilege or voting power of the Offered Preferred Stock or the holders of the Offered Preferred Stock;

provided, however, that (a) any increase in the amount of issued Offered Preferred Stock or authorized Offered Preferred Stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equal with or junior to the Offered Preferred Stock with respect to the payment of dividends (whether such dividends were cumulative or non-cumulative) and the distribution of assets upon our liquidation, dissolution or winding up and (b) a conversion of the Offered Preferred Stock in a merger or consolidation transaction into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms substantially identical to the terms of the Offered Preferred Stock will not be deemed to adversely affect these rights, preferences, privileges or voting powers. If an amendment, alteration or repeal would adversely affect one or more but not all other series of preferred stock ranking equally with the Offered Preferred Stock, then only the series affected shall vote as a class in lieu of all other such series of preferred stock.

Without the consent of the holders of the Offered Preferred Stock, so long as such action does not adversely affect the interests of holders of Offered Preferred Stock, we may amend, alter, supplement or repeal any terms of the Offered Preferred Stock:

•

to cure any ambiguity, or to cure, correct or supplement any provision contained in the certificate of designation for any series of the Offered Preferred Stock that may be defective or inconsistent; or

•

to make any provision with respect to matters or questions arising with respect to the Offered Preferred Stock that is not inconsistent with the provisions of the certificate of designation of any series of the Offered Preferred Stock.

Unless otherwise stated in the applicable pricing supplement relating to the Offered Preferred Stock, on matters requiring their consent or approval, holders of Offered Preferred Stock will be entitled to three votes per share of Offered Preferred Stock.

Transfer Agent and Registrar

The Bank of New York will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the Offered Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

General

Each depositary share will represent a fractional ownership interest in a share of Offered Preferred Stock. We will disclose the fractional share of a share of Offered Preferred Stock represented by one depositary share in the applicable pricing supplement. We will deposit the shares of Offered Preferred Stock represented by depositary shares under a deposit agreement among ML&Co., The Bank of New York and the holders from time to time of the depositary receipts evidencing the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of Offered Preferred Stock represented by such depositary share, to all the rights and preferences of the Offered Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Immediately following the issuance of the Offered Preferred Stock, we will deposit the Offered Preferred Stock with the depositary, which will then issue the depositary shares to the underwriters. Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request, and the following summary is qualified in its entirety by reference thereto.

Dividends and Other Distributions

The depositary will distribute all cash dividends and other distributions received in respect of the Offered Preferred Stock to the record holders of depositary shares in proportion to the number of such depositary shares owned by such holders. In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

The depositary will distribute all cash dividends and other distributions received in respect of the Offered Preferred Stock only in an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent ($0.01). Any balance not so distributable will be held by the depositary and will be added to the next sum received by the depositary for distribution. The depositary will not be liable for interest on amounts held for later distribution.

Withdrawal of Stock

Upon surrender of the depositary receipts at the corporate trust office of the depositary (unless the related depositary shares have previously been called for redemption), the holder of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of the Offered Preferred Stock and any money or other property represented by such depositary shares. Holders of depositary shares will be entitled to receive whole shares of the Offered Preferred Stock on the basis of one share of Offered Preferred Stock in exchange for the number of depositary shares which, together, represent an interest in each one whole share; but holders of such whole shares of Offered Preferred Stock will not thereafter be entitled to receive depositary shares in exchange therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of Offered Preferred Stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. In no event will fractional shares of Offered Preferred Stock be delivered upon surrender of depositary receipts to the depositary.

Redemption of Depositary Shares

Whenever we redeem shares of the Offered Preferred Stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of Offered Preferred Stock so redeemed. The redemption price per depositary share will be equal to the liquidation preference of one share of Offered Preferred Stock multiplied by the applicable fraction of a share of Offered Preferred Stock represented by such depositary share. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

Voting the Offered Preferred Stock

Upon receipt of notice of any meeting at which holders of the Offered Preferred Stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to the Offered Preferred Stock. Each record holder of such depositary shares on the record date (which will be the same date as the record date for the Offered Preferred Stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of Offered Preferred Stock represented by such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of Offered Preferred Stock represented by such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting shares of Offered Preferred Stock to the extent it does not receive specific instructions from the holders of depositary shares representing the Offered Preferred Stock.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary receipts will not be effective unless such amendment has been approved by the holders of depositary receipts representing at least a majority (or, in the case of amendments relating to or affecting rights to receive dividends or distributions, or voting or redemption rights, two-thirds) of the depositary shares then outstanding. The deposit agreement may be terminated by us or the depositary only if (i) all outstanding depositary shares have been redeemed, (ii) there has been a final distribution in respect of the Offered Preferred Stock in connection with our liquidation, dissolution or winding up and such distribution has been distributed to the holders of depositary receipts, or (iii) upon consent of holders of depositary receipts representing not less than two-thirds of the depositary shares then outstanding.

Taxes and Other Charges

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the Offered Preferred Stock and any redemption of the Offered Preferred Stock. Holders of depositary receipts will pay all other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts and as a result the amount paid as dividends or otherwise distributable by the depositary with respect to the depositary shares or the underlying Offered Preferred Stock will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution on, or to effect any transfer of a depositary receipt or any withdrawal of shares of Offered Preferred Stock evidenced thereby until all such taxes and other governmental charges with respect to such depositary receipt or such shares of Offered Preferred Stock are paid by the holder thereof.

Miscellaneous

The depositary will forward to the holders of depositary shares all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the Offered Preferred Stock.

Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. Our obligations and the obligations of the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder and we and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or Offered Preferred Stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Offered Preferred Stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary, which successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Transfer Agent and Registrar

The Bank of New York will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the depositary shares.

UNITED STATES FEDERAL INCOME TAXATION

The following describes the material United States federal income tax considerations related to the purchase, ownership and disposition of depositary shares each representing a fractional interest in a share of the Offered Preferred Stock as of the date hereof. Holders of depositary shares will be treated as if they own an interest in the underlying shares of the Offered Preferred Stock for United States federal income tax purposes. Except where noted, this discussion deals only with depositary shares purchased in an offering and held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding depositary shares as a part of a hedging, integrated, conversion or constructive sale transaction or as part of a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons owning, actually or constructively, 10% or more of our stock for United States federal income tax purposes, investors in pass-through entities, entities that are classified as partnerships, or United States holders (as defined below) of the depositary shares whose “functional currency” is not the United States dollar. Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion does not address taxes imposed by any state, local or foreign taxing jurisdiction. If a partnership holds depositary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, partners in a partnership holding depositary shares should consult their own tax advisors. Moreover, all persons considering the purchase, ownership or disposition of depositary shares should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, “United States holder” generally means a beneficial owner of a depositary share representing a fractional interest in a share of Offered Preferred Stock that is for United States federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. As used herein, the term “non-United States holder” means a beneficial owner of a depositary share representing a fractional interest in a share of Offered Preferred Stock (other than a partnership or entity treated as a partnership for United States federal income tax purposes) that is not a United States holder.

United States Holders

Dividends. Dividends paid on shares of the Offered Preferred Stock will be treated as dividends for United States federal income tax purposes to the extent paid out of ML&Co.’s current or accumulated earnings and profits, as determined for United States federal income tax purposes. Although ML&Co. expects that its current and accumulated earnings and profits will be such that all dividends paid with respect to shares of the Offered Preferred Stock will qualify as dividends for United States federal income tax purposes, ML&Co. cannot guarantee that result. ML&Co.’s accumulated earnings and profits and its current earnings and profits in future years will depend in significant part on its future profits or losses, which it cannot accurately predict. To the extent that the amount of any dividend paid on shares of the Offered Preferred Stock exceeds ML&Co.’s current and accumulated earnings and profits, the dividend will be treated first as a return of capital and will be applied against and reduce your adjusted tax basis (but not below zero) in your interest in such shares of the Offered Preferred Stock. This reduction in tax basis would increase any gain, or reduce any loss realized by you on the subsequent sale, exchange, redemption or other disposition of your interest in shares of the Offered Preferred Stock. The amount of any such dividend in excess of your adjusted tax basis will then be taxed as capital gain. For purposes of the remainder of this discussion, it is assumed that dividends paid on shares of the Offered Preferred Stock will constitute dividends for United States federal income tax purposes.

If you are a corporation, dividends that are received by you will generally be eligible for a 70% dividends-received deduction under the Code. However, the Code disallows this dividends-received deduction in its entirety if the interest in the share of Offered Preferred Stock with respect to which the dividend is paid is held by you for less than 46 days, excluding any day that is more than 45 days before or after the ex-dividend date. A 91-day minimum holding period applies to certain dividend arrearages.

Under current law, if you are an individual, dividends received by you generally will be subject to a reduced maximum tax rate of 15% through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that you elect to treat the dividends as “investment income,” which may be offset by investment expense. Furthermore, the rate reduction will also not apply to dividends that are paid to you with respect to an interest in any share of the Offered Preferred Stock that is held by you for less than 61 days, excluding any day that is more than 60 days before or after the ex-dividend date. A 91-day minimum holding period applies to certain dividend arrearages.

In general, for purposes of meeting the holding period requirements for both the dividends-received deduction and the reduced maximum tax rate on dividends described above, you may not count towards your holding period any period in which you (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of shares of Offered Preferred Stock or substantially identical stock or securities, (b) are the grantor of an option to buy shares of Offered Preferred Stock or substantially identical stock or securities or (c) otherwise have diminished your risk of loss by holding one or more other positions with respect to substantially similar or related property. The United States Treasury regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement, or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends-received deduction as well as the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are advised to consult your own tax advisor regarding the implications of these rules in light of your particular circumstances.

If you are a corporation, you should consider the effect of section 246A of the Code, which reduces the dividends-received deduction allowed with respect to “debt-financed portfolio stock.” The Code also imposes a 20% alternative minimum tax on corporations. In some circumstances, the portion of dividends subject to the dividends-received deduction will serve to increase a corporation’s minimum tax base for purposes of the determination of the alternative minimum tax. In addition, a corporate shareholder may be required to reduce its tax basis in stock with respect to certain “extraordinary dividends”, as provided under section 1059 of the Code. You should consult your own tax advisor in determining the application of these rules in light of your particular circumstances.

Dispositions, including Redemptions. A sale, exchange, redemption or other disposition of an interest in a share of Offered Preferred Stock will generally result in gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in such interest in a share of Offered Preferred Stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the interest in the share of Offered Preferred Stock exceeds one year. Under current law, if you are an individual, net capital gain realized by you is subject to a reduced maximum tax rate of 15%. After December 31, 2010, the maximum rate is scheduled to return to the previously effective 20% rate. The deduction of capital losses is subject to limitations.

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to dividends paid on shares of the Offered Preferred Stock, and the proceeds of a sale of an interest in shares of the Offered Preferred Stock to United States holders other than certain exempt recipients (such as corporations). A backup withholding tax at the applicable statutory rate will apply to such payments if the United States holder fails to provide in the required manner a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such United States holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service (the “IRS”).

Non-United States Holders

The following is a summary of certain United States federal income and estate tax consequences that will apply to you if you are a non-United States holder of a depositary share representing a fractional interest in a share of Offered Preferred Stock. Special rules may apply to certain non-United States holders, such as “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Dividends. In general, dividends paid to you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States are generally exempt from the withholding tax. Instead, these dividends are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates (assuming, if required by an applicable treaty, the dividends are attributable to a permanent establishment maintained by you within the United States). You must comply with certification and disclosure requirements (e.g., IRS Form W-8ECI) in order for effectively connected income to be exempt from withholding. If you are a foreign corporation, any effectively connected dividends you receive may also be subject to an additional branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

A non-United States holder who wishes to claim the benefit of an applicable income tax treaty rate, and avoid backup withholding as discussed below, will be required to satisfy the certification requirements (e.g., IRS Form W-8BEN) of applicable United States Treasury regulations. Special rules apply to claims for treaty benefits made by non-United States persons that are entities rather than individuals and to beneficial owners of dividends paid to entities in which such beneficial owners are interest holders. The application of these rules depends upon your particular circumstances and, therefore, you should consult your own tax advisor regarding your eligibility for such benefits.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may be entitled to obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Dispositions, including Redemptions. You generally will not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of an interest in a share of the Offered Preferred Stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment;

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes. We believe that we are not currently and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

In general, gain that is effectively connected with the conduct of a trade or business within the United States will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally, and, for corporate non-United States holders and under some circumstances, the branch profits tax, but will not be subject to withholding. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

United States Federal Estate Taxes. If you are an individual, interests in shares of the Offered Preferred Stock owned by you at the time of your death will be included in your gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding. We will be required to report annually to the IRS and to you the amount of dividends paid to you and any tax withheld from dividend payments made to you, regardless of whether withholding was required. We may make available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty copies of the information returns reporting the dividends and withholding.

Backup withholding at the applicable statutory rate generally will apply to dividends paid to you unless you satisfy the certification requirements (e.g., by providing an IRS Form W-8BEN) of applicable United States Treasury regulations or otherwise establish an exemption.

Payment of the proceeds of a sale of an interest in a share of the Offered Preferred Stock to you within the United States or conducted through certain United States related financial intermediaries will be subject to both backup withholding and information reporting unless (1)(a) you certify under penalties of perjury that you are a non-United States holder (e.g., on an IRS Form W-8BEN) and (b) the payor does not have actual knowledge that you are a United States person or (2) you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against your United States federal income tax liability provided the required information is timely provided to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Offered Preferred Stock. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Offered Preferred Stock is acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the Offered Preferred Stock is acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding and disposition or redemption of the Offered Preferred Stock. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the Offered Preferred Stock may not be purchased, held, disposed of or redeemed by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding and disposition or redemption is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding and disposition or redemption is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Offered Preferred Stock will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Offered Preferred Stock that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Offered Preferred Stock on behalf of or with plan assets of any Plan or with any assets of a governmental, church or non-U.S. plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition or redemption are eligible for exemptive relief or such purchase, holding and disposition or redemption are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Offered Preferred Stock on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the Offered Preferred Stock have exclusive responsibility for ensuring that their purchase, holding and disposition or redemption of the Offered Preferred Stock do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental, church or non-U.S. plans, as described above.

PLAN OF DISTRIBUTION

The pricing supplement relating to each offering of our offered securities will set forth additional information with respect to the plan of distribution for such securities. You should read the section captioned “Supplemental Plan of Distribution” in the applicable pricing supplement.

MLPF&S, our broker-dealer subsidiary, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)), and will participate in the distribution of the offered securities. Accordingly, the offering of the offered securities will conform to the requirements of NASD Rule 2720. Under Rule 2720, none of the named underwriters is permitted to sell depositary shares in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Subject to the terms and conditions set forth in an underwriting agreement, we may agree to sell to certain underwriters, which will be specified in a pricing supplement, for whom MLPF&S is acting as representative. In no event will the underwriting discount received by any member of the Financial Industry Regulatory Authority, Inc. exceed 8% of the aggregate principal amount of the offering.

The underwriters will be permitted to engage in certain transactions that stabilize the price of the offered securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the offered securities.

If the underwriters create a short position in the offered securities in connection with the offering, i.e., if they sell more offered securities than are set forth on the cover page of the applicable pricing supplement, the underwriters may reduce that short position by purchasing the offered securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriters’ overallotment option or, where no overallotment option exists, sales in excess of the number of offered securities an underwriter has agreed to purchase from the issuer. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the offered securities. In addition, neither we nor the underwriters will make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S in the course of its business as a broker-dealer may engage in market-making transactions in the offered securities. MLPF&S may use this product supplement and the accompanying prospectus and any related pricing supplement for offers and sales related to any market-making transactions. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

The underwriters may not confirm sales to any account over which they exercise discretionary authority without the prior written approval of the customer.

Application will be made to list the depositary shares on the New York Stock Exchange (the “NYSE”). If approved for listing, trading of the depositary shares on the NYSE is expected to commence within a 30-day period after the initial delivery of the depositary shares.

We will agree to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended (“Securities Act”).

The underwriters may engage in transactions with and perform services for ML&Co. in the ordinary course of business.

Merrill Lynch & Co., Inc.

Preferred Stock and Depositary Shares

PRODUCT SUPPLEMENT

Merrill Lynch & Co.

April 21, 2008